Management's Discussion and Analysis
Year Ended - December 31, 2021
(Expressed in Canadian dollars, unless otherwise noted)

May 2, 2022

For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com. Information is also available on the Company's website at www.greenbriarcapitacorp.ca . This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2021, and related notes thereto which have been prepared in accordance with International Financial Reporting Standards. The MD&A contains certain Forward Looking Statements which are described at the end of this report.

CORPORATE OVERVIEW

Greenbriar's business focus is the acquisition, permitting, re-zoning, management, development and possible sale of commercial, residential, industrial, and renewable energy related real estate and energy projects in North America. Greenbriar is listed on the Toronto Venture Exchange under the symbol "GRB" and GEBRF on the US OTC market. Its registered records office is located at Suite 1120 - 625 Howe Street, Vancouver, BC, V6C 2T6.

HIGHLIGHTS - Year Ended December 31, 2021

• On January 5, 2021, the Company appointed Paul M. Morris, as Independent Head of Sales for Sage Ranch and to be the main principal executive officer representing Sage Ranch in the community and beyond including communicating with the City of Tehachapi, collaborating with local vendors, and leading marketing efforts. Stuart Nacht will be the construction advisor to the Greenbriar team. Paul is a significant Keller Williams' Regional Owner and Regional Director for 3 California Regions (Central & Southern California), where he has oversight of 36 offices and more than 7,000 realtors who close more than $18 billion in sales volume per year.

• On January 27, 2021, the Company closed a non-brokered private placement and issued 250,000 units at a price of $2.00 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $2.50 until January 27, 2023. The common shares comprising the Units and any shares issued upon the exercise of any Warrants are subject to a hold period until May 28, 2021.

• On May 4, 2021, the Company settled debt in the total amount of $178,856 with two of its creditors, with the issuance of 144,239 common shares.

• On August 17, 2021, the Company announced that the USD $480 Million - 995-unit Sage Ranch project received full and final approval by the Mayor and City Council with a unanimous 4 to 0 vote in favor to approve Sage Ranch. The Mayor and City Council approved all three items on the agenda, namely: 1) the approval of the Sage Ranch Master Development Plan; 2) The approval of the 995 home Tract Map and; 3)

The approval and acceptance of the exhaustive Final Environmental Impact Report. ("FEIR").

• On September 14, 2021, the Company closed the non-brokered private placement, issued 878,970 units at a price of $1.65 per unit for gross proceeds of $1,450,301. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share in the capital of Greenbriar at a price of $2.00 for a period of two years.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

• On November 8, 2021, the Company closed a non-brokered private placement and issued 300,000 units at a price of $1.65 per unit for gross proceeds of $495,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $1.75 for a period of two years.

• On November 16, 2021, the Company announced that it has executed an agreement for long-term solar energy supply with West Lake Energy Corp ("West Lake"), a leading privately owned independent Canadian oil and gas producer based in Calgary, Alberta. Under the agreement's terms the Company will build, own and operate 90MWac of solar energy production with the first solar site having a capacity for 30MWac. West Lake agrees to purchase all solar power generated from the project and has the option to purchase from the second site which will provide the remaining 60MWac.

In addition, the Company and West Lake have agreed to a framework to work together in future solar production facilities. With the goal of increasing capacity to 400MW over the next several years, the two companies intend on being the premier solar energy provider to other independent upstream oil and gas producers who do not have the capacity and expertise to build and own their own renewable energy facilities

• On December 21, 2021, the Company entered into a shares for debt agreement to settle $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva will issue the Company a total of 25,800,000 common shares at a deemed price of $0.05 per common share which closed on February 17, 2022. Subsequent to year end, on April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months. Subsequent to year end, the Company advanced a further $216,523 to Captiva which is included in the promissory note.

• Subsequent to period end, on March 28, 2022, the Company closed a non-brokered private placement and issued 2,059,000 units at a price of $1.25 per unit for gross proceeds of $2,573,750. Each unit is comprised of one common share and one share purchase warrant. Each whole warrant entitles the holder to acquire one additional share in the capital of the Company at a price of $1.35 until March 28, 2025.

• On April 25, 2022, the Company executed a one year extension of the USD $195 Million Montalva project financing mandate with Voya Investment Management, LLC ("Voya") for the Company's 160 MW DC/80 MW AC Montalva Solar Project ("Montalva Project"). This project financing takes place at the project level and does not involve the sale or dilution of the Company's shares. The purpose of this Mandate is to structure, arrange, and provide key capital requirements for the Montalva Solar Project.

WORKING CAPITAL NOTES AND GOING CONCERN

These statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency of $4,364,468 as at December 31, 2021 and most of the current liabilities is owed to Directors and Related Parties in the form of bonuses accrued and loans.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

MONTALVA SOLAR PROJECT

As background, the Montalva Solar Project is a proposed 100 MW AC solar photovoltaic renewable generating facility located in the municipalities of Guanica and Lajas, Puerto Rico and is being developed under a 100 MW AC Master Renewable Power Purchase and Operating Agreement ("PPOA") between PBJL Energy Corporation ("PBJL") and Puerto Rico Electric Power Authority ("PREPA") dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"). PBJL, a wholly owned subsidiary of AG Solar One, LLC and as discussed below AG Solar One is 100% owned by Greenbriar Capital Corp.

Under the terms of the Master Agreement, if the Montalva Solar Project is constructed, the Company will receive US $140 per megawatt hour ("MWh") for electricity production escalating at 2% annually. If the project had been completed in 2014, then the terms of the Master Agreement would have paid US $150 per MWh escalating at 2% annually. Since the Montalva Solar Project has been delayed by PREPA beyond 2014 through no fault of the Company, it is the position of the Company that the US $150 per MWh, plus inflation escalation price should be paid under the PPOA.

The term of any project specific PPOA issued under the Master Agreement will be for twenty-five years and may be extended by mutual agreement for up to two consecutive additional five-year terms. In addition, under terms of the Master Agreement, the Company will own all Renewable Energy Credits ("REC") produced by the facility which can be sold separately to PREPA or into the US national market where qualified. Currently the average price contracted for the REC's by PREPA in Puerto Rico is an additional US $35 per MWh. Anticipated production is 237,000 MWh per year. The Company will also retain the US Investment Tax Credit ("ITC"); which provides 30% of the entire capital costs of the Montalva Solar Project. The ITC was originally set to expire at the end of 2016, however it has been extended at its current rate of 30% until 2019 after which it will fall to 26% in 2020, 22% in 2021 and 10% in 2022. Based on recent estimates of capital costs and designing a project size of 146 MW DC which will incorporate additional solar panels to maintain maximum generation over more hours of delivery of the 100 MW AC, the estimate all-in project cost is US $360 Million expected to be financed by project debt, project equity and tax equity. Annual revenues are anticipated at approximately US $58 Million per year, annualized over 25 years.

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA on September 5, 2013, requesting an interconnection evaluation and issuance of a project specific PPOA for Montalva. After numerous delays by PREPA and failed attempts by the Company through emails and correspondence to PREPA requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014. PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement.

On October 27, 2014, the Company requested and received a legal opinion from a Puerto Rican law firm establishing that the Company's Master Agreement is a binding agreement between the Company and PREPA and that PREPA will be subject to damages by the Company if PREPA fails to perform on its obligations to the Company. On February 10, 2015, the law firm of Gierbolini Consulting Group, LLC ("GCG") of San Juan, Puerto Rico was retained by the Company and sent a letter to Juan Alicea Flores, President of PREPA, stating our intent to commence legal action against PREPA unless PREPA performed the required studies as required by the Master Agreement and signed the project specific PPOA for Montalva or in the alternative paid the Company $210 Million in monetary damages. No response to the May 15, 2015, letter was received from PREPA. On May 15, 2015, the Company, through its lawyers GCG, filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement and for monetary damages of $210 Million. The Company is confident the court will enforce the $1.9 Billion agreement in favor of the Company or in the alternative, the Company is asking the court for $210 Million in monetary damages, however the ultimate outcome of the court action is unknown.

On April 25, 2018, the Company's one hundred megawatt (100 MW) Montalva solar contract moved closer to commercial reality with the US Financial Management and Oversight Board designating the project as a Critical Project. The US Congress established the Financial Oversight and Management Board ("FOMB") to recommend and expedite critical energy and infrastructure projects and on April 25, 2018 the FOMB informed the Company our Montalva Solar Farm has been approved to proceed to the next stage of the process. The project will now be shared with all the appropriate government agencies for review. In May of 2018, the Company filed a US Federal RICO lawsuit against PREPA for US $951 Million.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

On February 6, 2019, the Company announced that PREPA wanted to re-open negotiations to move forward the Montalva Project. The Company has met with PREPA representatives in 2019 and the negotiations are ongoing.

On April 7, 2020, the Company announced that it has signed a fully executed Cooperation Agreement with China Machinery Engineering Corporation ("CMEC") of Beijing, China to be the Engineering, Procurement and Construction ("EPC") company to design, build, equip and construct the Montalva Solar project in Puerto Rico.

On May 19, 2020, the Company announced that it has reached agreement with the Puerto Rico Electric Power Authority (PREPA) on a 25-year Power Purchase and Operating Agreement (PPOA) for the development, construction, and operation of the 80MW to 160MW AC Montalva solar project. The Montalva PPOA now moves on to final approval by the Puerto Rico Energy Bureau (PREB) and the Puerto Rico Financial Oversight and Management Board (FOMB).

On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau and the Montalva PPOA moved on to final approval by the Puerto Puerto Rico Financial Oversight and Management Board (FOMB). On February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva project. The Company is in the process of seeking avenues to have the FOMB decision overturned or to have the FOMB approve the projects approved by PREPA.

In addition, the Company has submitted an application in the new Request for Proposal the FOMB asked the non- selected projects to apply to in case the above actions are unsuccessful.

On August 20, 2019, the Company announced the execution of a USD $195 Million project financing mandate with Voya Investment Management, LLC ("Voya") for the Company's 146 MW DC Montalva Solar Project ("Montalva Project"). As an incentive to Voya, the Company will issue upon certain conditions, 3.5 million common share purchase warrants exercisable for a period of five years at a price of $1.00 per share. On February 10, 2020, the Company extended the mandate to February 15, 2021. Now the mandate has been extended to February 2022.

LAND LEASE

The below Montalva and Lajas Farm Option Agreements provide for a land lease with a term of twenty-five years and may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva project.

The Company entered into an option agreement dated September 9, 2013, which gives the Company the exclusive right and option to lease land in Puerto Rico (the "Montalva Option Agreement").

On various dates since execution of the land purchase option agreement, the parties have executed six separate amendments to extend the expiration date. On December 7, 2020, the Company entered into a further extension to December 31, 2021 to make option payments: US $20,000 within 30 days of signing of the agreement, additional US $20,000 within 30 days, but in no event prior to June 1, 2021, of signing by PPOA with PREPA.

The Lajas Farm option agreement is comprised of three separate lease agreements. On December 1, 2013, the Company entered into an option agreement with renewal options which gives the Company the exclusive right and option to lease an additional site in Puerto Rico for the Montalva Project ("Original Lajas Farm Option").

On January 1, 2014, the Company entered into two additional option agreements for five years each (the "Secondary Lajas Farm Option"), which gives the Company the exclusive right and option to lease additional land in Lajas, Puerto Rico to further expand the Montalva Project.

During the year ending December 31, 2021, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2022, and agreeing to make payments totalling US$82,500.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

Included in the power project development and construction costs balance for AG Solar are costs related to environmental assessments and land lease option payments.

SAGE RANCH PROJECT

On September 27, 2011 the Company acquired property in accordance with its acquisition agreement with Marks & Kilkenny LLC to acquire real property in Tehachapi, California, USA (the "Property"), as its qualifying transaction under the rules of the TSX Venture Exchange. The purchase price for the Property was US $1,040,000. The Property comprises of an aggregate of 161 acres divided into approximately 689 total lots.

The Property is situated close to the central business district and adjacent Tehachapi High School and is comprised of five parcels of real property located within the City of Tehachapi. Tehachapi is located in Kern County on the edge of the Mojave Desert, approximately 35 miles east-southeast of Bakersfield, California.

The legal description of each parcel is as follows:

• Parcel 1 - APN 417-012-01 (approx. 32.97 acres)

• Parcel 2 - APN 417-012-28 (approx. 60 acres)

• Parcel 3 - APN 417-012-27 (approx. 20 acres)

• Parcel 4 - APN 417-012-25 (approx. 19.16 acres)

• Parcel 5 - APN 415-012-14 (approx. 28.75 acres)

Parcels 1 through 4 ("Site 2") are contiguous and aggregate approximately 132 acres of land on the south side of Cummings Valley Boulevard (State Highway 202), a major east - west thoroughfare through Tehachapi. The parcels lie immediately east of Clearview Street and immediately north of Pinon Street. The new Tehachapi High School, which opened its doors in 2003, is located immediately to the east of the parcels. A previous owner of these parcels had received Tentative Tract Map ("TTM") approvals under TTM 6218 and TTM 6723. Parcel 5 ("Site 1") comprises approximately 28 acres and lies north of parcels 1 through 4, on the north side of Cummings Valley Boulevard.

On August 17, 2021, the Company announced that the Sage Ranch project received full and final approval by the Mayor and City Council with a unanimous 4 to 0 vote in favor to approve Sage Ranch. The Mayor and City Council approved all three items on the agenda, namely: 1) the approval of the Sage Ranch Master Development Plan; 2) The approval of the 995 home Tract Map and; 3) The approval and acceptance of the exhaustive Final Environmental Impact Report. ("FEIR").

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

The location of the Property is identified in the map below:

DOWNTOWN TEHACHAPI
TEHACHAPI MUNI AIRPORT
SPORTS STADIUM
MARX CENTER PARK
CITY HALL
JACOBSEN MIDDLE SCHOOL
NATATORIUM
FUTURE DEVELOPMENT OPPORTUNITY
VALLEY BLVD
HIGH SCHOOL MAINTENANCE YARD
TEHACHAPI HIGH SCHOOL
BUNGALOW HOMES
BUNGALOW HOMES
BUNGALOW HOMES
COURT HOMES
COURT HOMES
BASEBALL FIELDS
TOMPKINS ELEMENTARY SCHOOL
FUTURE SPORTS COMPLEX

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

DOWNTOWN TEHACHAPI
TEHACHAPI MUNI AIRPORT
SPORTS STADIUM
MARX CENTER PARK
CITY HALL
JACOBSEN MIDDLE SCHOOL
NATATORIUM
FUTURE DEVELOPMENT OPPORTUNITY
VALLEY BLVD
HIGH SCHOOL MAINTENANCE YARD
TEHACHAPI HIGH SCHOOL
BASEBALL FIELDS
TOMPKINS ELEMENTARY SCHOOL
FUTURE SPORTS COMPLEX
Legend
Major Arterial - Valley Boulevard
Minor Arterial - Pinon Street
Central Avenue
Local Road Section
Local Road Section
Typical Alley
Roundabouts

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

On October 6, 2018, the Company closed the sale of 50% undivided interest in the Sage Ranch project to Captiva Verde Wellness Corp. ("Captiva"), which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. The Company received 10,687,500 common shares of the Captiva which had a fair value of $1,068,750 and $112,500 in cash for total consideration of $1,181,250 ("Sale Agreement").

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the original disposal.

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment" (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva is behind on such funding obligations and no determination has been made as to the affects to the JV at this point in time).

Captiva has until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva makes the payments summarized above by the required time, Captiva will exercise the Option and will automatically acquire a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercises the Option, then Captiva and the Company will immediately enter into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva are required to evenly split all net profits derived from the Sage Ranch Project.

On December 21, 2021, the Company entered into a shares for debt agreement to settle $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva will issue the Company a total of 25,800,000 common shares at a deemed price of $0.05 per common share. Subsequent to year end, on April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months. The shares for debt transaction closed subsequent to year end on February 17, 2022. Subsequent to year end, the Company advanced a further $216,523 to Captiva which is included in the promissory note.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

SELECTED ANNUAL INFORMATION

(tabled amounts are expressed in CAD dollars)	As at December 31,	As at December 31,	As at December 31,
	2021	2020	2019

Cash and cash equivalent	$9,273	$47,672	$25,865
Deposit and prepaid (short term)	62,122	49,655	3,580
Other receivables	3,750	2,274	1,053
Related Company receivable	1,290,000	1,301,013	-
Marketable securities	454,219	2,992,500	3,152,813
Deposits and prepaid expenses - long term	57,843	-	-
Related Company receivable	543,979
Sage Ranch	1,851,487	701,983	816,820
Power project acquisition and development costs	6,163,504	5,699,836	4,733,381
Total assets	10,436,177	10,794,933	9,443,253
Total liabilities	6,183,832	2,992,903	3,830,275

The Company has total assets of $10.4 million as at December 31, 2021, compared to $10.8 million as at December 31, 2020 and $9.4 million as at December 31, 2019. This decrease is attributable to the decrease in marketable securities.

The Company has total liabilities of $6.2 million in current year which is higher than the liabilities of $3.0 million as at December 31, 2020 and $3.8 million as at December 31, 2019, due to the Company declaring USD $2,740,000 in bonuses to executives and directors of the Company in recognition of receiving full entitlement approval by local authorities for the Sage Ranch project during the period.

(tabled amounts are expressed in CAD dollars)	Year Ended December 31,
	2021	2020	2019
Consulting fee	$(4,058,133)	$(511,847)	$4(629,555)
General and administrative	(460,978)	(230,661)	(103,063)
Marketing	(760,887)	(239,181)	(11,685)
Finance cost	(55,500)	(150,578)	(223,210)
Professional fees	(401,003)	(334,872)	(247,760)
Share-based payment expense	(990,448)	(821,427)	(390,002)
	(6,726,949)	(2,288,566)	(1,605,275)
Foreign exchange (loss) gain	(39,161)	4,206	666,472
Unrealized loss on marketable securities	(2,538,281)	(161,439)	2,084,063
Gain on sales of Realblock	-	-	1,055,053
Gain on settlement of accounts payable	31,329	10,401	1,997,287
Loss on shares for debt settlement	(52,164)	-	-
Smart glass distribution agreement	-	(709,741)	(966,626)
Net Income (loss)	(9,325,226)	(3,145,139)	3,230,974
Other comprehensive gain (loss)	4,110	(191,013)	(210,066)
Net income (loss) and comprehensive loss	(9,321,116)	(3,336,152)	3,020,908
Basic/Diluted loss per share	$(0.34)	$(0.14)	$0.16

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

The Company had a net loss of $9.3 million for the year ended December 31, 2021, compared to net loss of $3.1 million in the same period in 2020 and net income of $3.2 million in 2019. The increase in loss was the result of higher consulting fees in the current period as the Company declared a USD $2,740,000 in bonus awards to executives and directors of the Company, incurred higher general and administrative and marketing costs as the Company continues to move their projects forward and in addition booked a larger loss on marketable securities.

Other comprehensive income fluctuated over the fiscal periods. This was mainly due to the volatility of foreign exchange, which resulted in translation gains or losses on the Company's inter-company receivables.

Consolidated quarterly loss - 8 quarters historic trend

(tabled amounts are expressed	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
in CAD dollars)

Total revenues	-	-	-	-	-	-	-	-

Income (loss) for the period	(1,275,088)	(5,165,118)	(1,714,466)	(1,170,554)	(1,012,066)	(3,473,177)	2,771,759	(1,431,655)
Basic/Diluted income (loss) per share	(0.04)	(0.19)	(0.06)	(0.04)	(0.05)	(0.14)	0.12	(0.07)
Total assets	10,436,177	10,215,334	10,503,908	11,350,873	10,794,933	9,793,337	12,485,402	9,055,672
Working capital (deficit)	(3,820,489)	(2,107,614)	1,073,913	1,713,699	1,400,212	1,008,479	3,440,584	(1,096,363)
Cash dividend declared	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Three months ended December 31, 2021 vs. historical quarters in 2021, 2020

The Company had a net loss of $1.3 million for the quarter ended December 31, 2021, which was the lower than all the losses in the historical quarters except the loss in Q1 2021 and Q4 2020 and the income in Q2 2020 and 2020, except Q2, Q4 2020, and Q1 2021. The increased loss over all comparative periods was mainly due to the unrealized loss on marketable securities recognized in the period. In Q2 2020, the increase in income over all comparative periods was mainly due to an increase in unrealized gain from investments totaling $3,362,392.

Total assets are fairly consistent compared to the comparative quarters.

Working capital is lower than all historical periods due to the decrease in value of the marketable securities and accrual of the bonus declared to executives and directors of the Company in current period.

No cash dividends have been declared by the Company.

Basic and diluted income (loss) per share in each quarter is relative to the income (loss) recorded in that period.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

LIQUIDITY AND CAPITAL RESOURCES

(tabled amounts are expressed in CAD dollars)	Year Ended December 31,
	2021	2020	2019
Cash inflows (outflows) from operating activities	$(2,040,582)	$(1,860,986)	$(757,589)
Cash inflows (outflows) from financing activities	3,603,782	2,578,995	625,957
Cash inflows (outflows) from investing activities	(1,632,861)	(696,202)	154,802
Net cash flows	$(38,399)	$21,807	$23,170
Cash balance	$9,273	$47,672	$25,865

The Company has a cash balance of $9,273 as of December 31, 2021. Cash outflow from operating activities was $2,040,582, compared to outflow of $1,860,986 in 2020 and outflow $757,589 in fiscal 2019. The change in outflow was primarily attributable to increased corporate activity during the current year.

Cash inflow from financing activities in the year ended December 31, 2021 was $3,603,782. The Company received cash for three of private placements with total gross proceeds of $2,405,750, received cash for warrants exercised of $1,302,543, received cash for option exercised of $540,750 and received repayment of the related company loan.

Cash outflow from investing activities in the year ended December 31, 2021 was $1,632,861 as the Company increased corporate activity in sage ranch.

SHAREHOLDERS' EQUITY

As at December 31, 2021, the Company had unlimited authorized common shares without par value and 28,992,429 common shares issued and outstanding, 2,330,500 share purchase options and 2,059,470 warrants outstanding. As at the date of this report, the Company had unlimited authorized common shares without par value and 31,571,929 common shares issued and outstanding, 2,310,000 share purchase options and 4,068,470 warrants outstanding.

- On January 27, 2021, the Company closed a non-brokered private placement and issued 250,000 units at a price of $2.00 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share in the capital of Greenbriar at a price of $2.50 until January 27, 2023.

- On February 24, 2021, the Company issued 50,000 common shares share to Genevieve Enterprise Corp. pursuant to a finder's fee agreement. The shares were issued in consideration of certain services provided to the Company.

- April 22, 2021, the Company settled debt in the total amount of $178,856 with two of its creditors, by the issuance of 144,239 common shares at a deemed price of $1.24 per share. The settlement shares are subject to a four-month hold period expiring on August 22, 2021.

- On June 8, 2021, $17,645 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

- On July 12, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

- On July 12, 2021, principal amount of $166,284 convertible debentures of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a fair value of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

- On September 14, 2021, the Company closed the non-brokered private placement, issued 878,970 units at a price of $1.65 per Unit for gross proceeds of $1,450,301. Each Unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share in the capital of Greenbriar at a price of $2.00 for a period of two years.

- On November 8, 2021, the Company closed a non-brokered private placement and issued 300,000 units at a price of $1.65 per unit for gross proceeds of $495,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $1.75 for a period of two years.

- On January 20, 2021, the Company issued 350,000 incentive stock option to a consultant of the Company exercisable at $2.00 per share for a period of 3 years.

-

- On May 25, 2021, the Company issued 30,000 incentive stock option to a consultant of the Company exercisable at $1.50 per share for a period of 2 years.

- On July 7, 2021, the Company issued 350,000 incentive stock option to a consultant of the Company exercisable at $1.35 per share for a period of 3 years.

- During current year ended, the Company issued 449,500 common shares related to option exercises.

- During current year ended, the company issued 865,458 common shares related to warrant exercises.

- On July 15, 2021, $166,284 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a price of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to June 15, 2021.

- On July 15, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

- Subsequent to period end, on March 28, 2022, the Company closed a non-brokered private placement and issued 2,059,000 units at a price of $1.25 per unit for gross proceeds of $2,573,750. Each unit is comprised of one common share and one share purchase warrant. Each whole warrant entitles the holder to acquire one additional share in the capital of the Company at a price of $1.35 until March 28, 2025.

- Subsequent to year end, the Company issued 520,500 common shares related to option exercises.

- Subsequent to year end on January 25, 2021, the Company issued 500,000 incentive stock options to consultants of the Company exercisable at $1.25 per share for a period of 3 years.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

 The following table discloses the number of options and vested options outstanding as at the date of this report:

		Weighted average			Weighted average
Number of		remaining	Number of options		remaining
options	Weighted average	contractual life	Outstanding and	Weighted average	contractual life
outstanding	exercise price	(years)	exercisable	exercise price	(years)
125,000	1.10	0.86	125,000	1.10	0.86
250,000	1.20	0.39	250,000	1.20	0.39
500,000	1.25	2.75	500,000	1.25	2.75
250,000	1.00	2.15	250,000	1.00	2.15
100,000	1.38	0.14	100,000	1.38	0.14
30,000	1.50	1.15	30,000	1.50	1.15
550,000	1.50	1.67	550,000	1.50	1.67
155,000	2.00	1.81	155,000	2.00	1.81
350,000	1.35	2.27	350,000	1.35	2.27
2,310,000	$1.34	1.80	2,310,000	$1.34	1.80

The following table discloses the number of warrants outstanding as at the date of this report:

Outstanding warrants	Expiry Date	Exercise price
11,000	April 24, 2024	$0.55
520,000	April 24, 2024	$0.55
49,500	November 2, 2022	$1.75
250,000	January 27, 2023	$2.50
878,970	September 14, 2023	$2.00
300,000	November 8, 2023	$1.75
2,059,000	March 28, 2025	$1.35
4,068,470

COMMITMENTS AND CONTINGENCIES

As at December 31, 2021, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	633,900	-	633,900
Total	$633,900	$-	$633,900

(i) The Company entered into four separate land options agreements with Jose Arturo Acosta, leasing a total of 1,590 acres of land in the Municipality of Lajas and Guanica of Puerto Rico. The Company made initial payments on the execution date of each options agreement and will thereafter pay advances for each successive four-month period during the option terms. The annual rent will be revised once the land area needed for the energy facility is determined and will have an initial term of twenty-five years with an extension of four consecutive periods of five years each.

(ii) On April 23, 2013, 330 common shares, approximately 33% interest, of PBJL were transferred between the spouse of an officer to AG Solar and the Company. The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated. Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

(iii) The Company executed a USD $195 Million project financing mandate with Voya Investment Management, LLC ("Voya") for the Company's Montalva Project. As compensation for entering into this letter, the Company hereby agrees to issue to Voya, on the date on which a trigger event occurs, warrants to purchase 3,500,000 common shares of the Company at a strike price of $1.00, exercisable at any time within five years from the date hereof. For the purposes of this letter, a "Trigger Event" means the earliest of: (a) issuance of notice to proceed to start construction of the Project, (b) closing of the Loans referred to in the attached Term Sheet, (c) closing of financing equal to more than 50% of the cost of the Project, (d) transfer of ownership of over 50% of the Project, measured from the date hereof, (e) sale or transfer of over $25 million in Company shares, (f) Company shares trading at or above $3.00, (g) change of control of the Company, whereby more than 50% of the shares are owned or under the control of one investor, or over 50% of the board of directors have been appointed by one investor, or (h) PREPA or its successor is rated investment grade by at least one nationally recognized rating agency ("NRSRO"), or (i) PREPA's Power Purchase and Operating Agreement with the Project, or Project-related obligations, are guaranteed by an entity rated investment grade by a NRSRO. This agreement has been extended to February 15, 2021. Subsequent to year end, the agreement was extended to April 25, 2023.

REGULATORY DISCLOSURES

Off-Balance Sheet Arrangements

As at the date of this report, the Company did not have any off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions as at December 31, 2021 other than as disclosed elsewhere in this document.

Related Party Transactions

Key management includes directors and officers of the Company. In addition to related party transactions, the Company had the following expenses paid to key management:

The Company incurred the following expenses with related parties for the nine months ended December 31:

	2021	2020
Management fees	$3,006,160	$218,819
Share-based compensation	-	89,832
Total	$3,006,160	$308,651

On July 1, 2014, the Company entered into a consulting contract with the President of the Company. The agreement provides for an annual fee of US $120,000 in which the President will lead all the wind and solar development in obtaining permitting, environmental compliance and raising of capital to construct the renewable energy facilities ("Annual Fee"). In addition, the Company agrees to reimburse all reasonable expense incurred related to office expenses, daily travel per diem, mileage expense and health and life insurance premium expense. Further, upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land whichever comes first, the agreement provides for a one-time payment of US $250,000 in recognition of the President's unpaid work in support of the Company's projects since March 2013. Lastly, the President will be paid a US$3 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

On October 15, 2016, the President entered into an amended compensation agreement with the Company. Under this new agreement, the President agreed to settle all unpaid fees and late penalties with a US$168,750 loan at interest of 8% per annum compounded semi-annually. His base fee will be reduced to US$5,000 per month until such time as a PPOA for a project has been executed with PREPA or other such milestone has occurred as determined by the board. The fee will then be reverted back to US$10,000 per month. Further the development completion award for the Montalva solar project will be reduced to US$1.95 million from the initial US$3 million. On August 4, 2021, it was agreed that the President's fee would re-instated to US $10,000 per month going forward.

On August 13, 2018, the Company renegotiated the terms of an outstanding loan comprising certain debt due to Clifford M. Webb, the Company's President, for services rendered to the Company. Mr. Webb has agreed to extend the term of the loan until June 15, 2021. In recognition of Mr. Webb's efforts to move the Company's Montalva project in Puerto Rico forward to date and as a further inducement to ensure Mr. Webb's continued contribution to the advancement of the Montalva Project, the Company has agreed to grant a bonus of $65,000 to Mr. Webb. During the year ended December 31, 2018, the Company agreed to convert $322,534 of the loans outstanding into a convertible debenture granted to the lender the ability to convert the loan and interest into units of the Company at the conversion price of $1.25 per unit. Each unit is comprised of one share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $1.50 on or prior to June 15, 2021.

On April 9, 2020, $36,268 of the $322,534 convertible debentures issued on June 15, 2018 interest was converted into 51,811 shares of the Company at a fair value of $0.70 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On June 8, 2021, $17,645 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 15, 2021, $166,284 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a price of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to June 15, 2021.

On July 15, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

During the year ended December 31, 2021, the President charged the Company $114,499 (2020 - $118,819) under the contract. As at December 31, 2021, included in accounts payable are fees and expenses due to the President of the Company of $41,938 (December 31, 2020 - $167,444).

During the year ended December 31, 2021, a Company controlled by the CFO charged the Company $80,000 (2020 - $100,000) related to services.

During the year ended December 31, 2021, related party loan interest of US $58,488 (December 31, 2020 - US $52,991) was capitalized to power project acquisition and development costs.

As at December 31, 2021, the Company had a receivable of $1,833,979 (December 31, 2020 - $1,310,013) from Captiva. The loan is non-interest bearing and is repayable upon demand. The loan represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. On December 21, 2021, the Company entered into a shares for debt agreement to settle $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva will issue the Company a total of 25,800,000 common shares at a deemed price of $0.05 per common share. Subsequent to year end, on April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months. The shares for debt transaction closed subsequent to year end on February 17, 2022.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

Subsequent to year end, the Company advanced a further $216,523 to Captiva which is included in the promissory note.

On August 4, 2021, the Company declared USD $2,740,000 in bonus awards to executives, directors and former directors of the Company in recognition of receiving full entitlement approval by local authorities for the Sage Ranch project. The awards were made in recognition of the many years of perseverance and effort involved in getting the project approved, reducing materially management salaries and director fees, and maintaining efforts to conserve cash. The expense was recording as consulting fees in the statement of loss and comprehensive loss. As at December 31, 2021, USD $2,615,000 remained accrued and USD $125,000 was paid.

As at December 31, 2021, the Company had $167,102 (December 31, 2020 - $183,387) in accounts payable to related parties.

Financial Instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

		December 31, 2021		December 31, 2020
	Fair Value	Carrying value	Fair value	Carrying value	Fair value
	Hierarchy	$	$	$	$
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	9,273	9,273	47,672	47,672
Marketable securities	Level 1	454,219	454,219	2,992,500	2,992,500
Amortized cost
Other receivables	N/A	3,750	3,750	2,274	2,274
Related company loan receivable	N/A	1,833,979	1,833,979	1,301,013	1,301,013

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	N/A	5,536,070	5,536,070	1,975,542	1,975,542
Convertible debenture	N/A	-	-	171,146	1,71,146
Loan payable	N/A	647,762	647,762	846,214	846,214

Categories of financial instrument

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs

The Company did not move any instruments between levels of the fair value hierarchy during the year ended December 30, 2021 and December 31, 2020.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

The fair value of the related company loan receivable is considered to approximate its carrying value as it was only re- negotiated to a two year promissory note subsequent to year end and a portion therefore classified as long term. The remainder fair values of all financial instruments are considered to approximate their carrying values due to their short- term nature.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, and loans; however, management does not believe this exposure is significant.

Credit Risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit rating, deposits and other receivables. The Company believes the credit risk is insignificant. The Company's exposure is limited to amounts reported within the statement of financial position.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

	Less than 1 year	Over 1 year	Total
Accounts payable and accrued liabilities	$5,536,070	$-	$5,536,070
Loan payables	647,762	-	647,762
Total	$6,183,832	$-	$6,183,832

Foreign Exchange Risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

The Company's financial assets and liabilities as at December 31, 2021 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$9,402	$(129)	$9,273
Other receivables	3,750	-	3,750
Marketable securities	454,219	-	454,219
Related Company loan receivable	1,261,853	572,126	1,833,979
	1,729,224	571,997	2,301,221
Financial liabilities
Accounts payable and accrued liabilities	$(561,752)	$(4,974,318)	$(5,536,070)
Loan payable	(147,637)	(500,125)	(647,762)
Net financial liabilities	$1,019,835	$(4,902,446)	$(3,882,611)

The Company's financial assets and liabilities as at December 31, 2020 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$47,802	$(130)	$47,672
Other receivables	2,274	-	2,274
Loan receivable	842,600	458,413	1,301,013
Marketable securities	2,992,500	-	2,992,500
	3,885,176	458,283	4,343,459
Financial liabilities
Accounts payable and accrued liabilities	(1,060,455)	(915,087)	(1,975,542)
Convertible debentures	(171,146)	-	(171,146)
Loan payable	(433,889)	(412,325)	(846,214)
Net financial liabilities	$2,219,686	$(869,129)	$1,350,557

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of December 31, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $490,245 (December 31, 2020 - $86,913). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

 Risk and Uncertainties

Credit, Liquidity, Interest, Currency and Commodity Price Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. As at December 31, 2021, the Company's financial instruments consist of cash and cash equivalents, interest receivable, deposits, accounts payable, accrued liabilities, accrued interest, and loans payable. Cash is reported at fair value. The other amounts reflected in the balance sheet approximate their fair values due to their short-term nature.

The Company does not use derivative instruments or hedges to manage risks because the Company's exposure to credit risk, interest rate risk and currency risk is small.

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk through its cash, which is held in a large Canadian financial institution with an issuer credit rating of A-1 by Standard & Poor's. The Company believes this credit risk is insignificant.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to short-term interest rates through the interest earned on cash balances and deposits; however, management does not believe this exposure is significant.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds.

Cash is stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Real Property Ownership

All real property investments are subject to elements of risk such investments are affected by general economic conditions, local real estate markets, the attractiveness of the properties to residents, supply and demand for housing, competition from other available housing and various other factors. Demand for residential real estate in the United States could be adversely affected by weakness in the national, regional and local economies, changes in supply of, or demand for, similar or competing properties in an area and the excess amount of units in a particular market. To the extent that any of these conditions occur, they are likely to affect market value for residential building lots, which could cause a decrease in the Company's future potential sales revenue from the Property.

No History of Revenue

To date the Company has relied entirely upon the sale of common shares and the exercising of warrants to provide working capital to fund its administration, overhead costs and project development. There is no guarantee that the Company will enter into profitable agreements and earn revenue from operations. The Company has not commenced commercial production and the Company has no history or earnings or cash flow from its operations. Thus, there can be no assurance that the Company will be able to develop any value or that its activities will generate positive cash flow. The Company has not paid any dividends and it is unlikely to generate earnings or pay dividends in the immediate or foreseeable future. The Company has limited cash and other assets. A prospective investor in the Company must be prepared to rely solely upon the ability, expertise, judgment, discretion, integrity and good faith of the Company's management in all aspects of the development and implementation of the Company's business activities.

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSXV and OTCQX. The Company's business is in an early stage of exploration and an investment in the Company's securities is highly speculative. There can be no assurance that an active trading market in the Company's securities will be established and maintained. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices or in the Company's financial condition or results of operations as reflected in its quarterly earnings reports.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

Current Global Financial Conditions

Events over the last number of years in global financial markets, including sovereign debt crises, have had a profound impact on the global economy and global financial conditions have been subject to volatility. Many industries are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continuing slowdown in financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's business, financial condition, results of operations and ability to grow.

Competition

The renewable energy development industry is highly competitive. The Company competes with other domestic and international power development companies that have greater financial, human and technical resources.

The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than the Company. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to the Company's detriment. The Company may also encounter increasing competition from other renewable energy companies in the Company's efforts to hire experienced professionals. Increased competition could adversely affect the Company's ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable properties or prospects for development in the future. As a result of this competition, the Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Furthermore, there is no assurance that a ready market will exist for the sale of renewable energy. Factors beyond the control of the Company may affect the marketability of electrical power in existing markets. These factors include market fluctuations, the proximity and capacity of renewable power markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

Risks related to International Activities

A material portion of the business of the Company is located outside of Canada, with assets predominately in USA. The Company's international operations may be adversely affected by political or economic developments or social instability, which will not be within the Company's control, including, among other things, the risks of political unrest, labour disputes and unrest, war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions, contracts and permits, government regulation, delays in obtaining or renewing or the inability to obtain or renew necessary permits, taxation policies, economic sanctions, fluctuating exchange rates, currency controls, high rates of inflation, limitations on foreign ownership and increased financing costs. The occurrence of any such events could have a material adverse effect on the Company's business and results of operations as currently contemplated.

Risks Associated with Joint Venture Agreements

Pursuant to agreements the Company may enter into in the course of its business, the Company's interest in its properties may become subject to the risks normally associated with the conduct of joint ventures. In the event that any of the Company's properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

Reliance on Key Individuals

The Company's success depends on its ability to attract and retain the services of key personnel who are qualified and experienced. In particular, the success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the Company's directors and senior management. It is expected that these individuals will be a significant factor in the Company's growth and success. The loss of the service of these individuals could have a material adverse effect on the Company.

The resource industry is largely driven by fluctuations in commodity prices which, when high, can lead to a large number of projects being developed which in turn increases the demand for skilled personnel, contractors, material and supplies. Accordingly, there is a risk to the Company of losing or being unable to secure enough suitable key personnel or key resources and, as a result, being exposed to increased capital and operating costs and delays, which may in turn adversely affect the development of the Company's projects, the results of operations and the Company's financial condition and prospectus.

Project Risk

- Availability of tax credits (Montalva)

- Interest rates at time of project financing

- Tax equity investor market, availability and pricing

- Uncertain financial markets and sponsor equity requirements

- Credit rating of off-takers (PREPA)

- Escalation of equipment cost such a wind turbines and solar panels

- Escalation of EPC cost

- Availability and timely delivery of key equipment

- Timely completion of interconnection by the transmission provider

- Weather related and force majeure events

- REC market pricing to be negotiate (PREPA)

- Receipt of applicable rights and permits

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Areas that often require significant management estimates and judgment are as follows:

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

Tax

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar. The functional currency of the Company's subsidiaries is the US dollar. The determination of functional currency may require certain judgments to determent the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying values and impairment charges

In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period

Internal controls and procedures

During the year ended December 31, 2021, there has been no significant change in the Company's internal control over financial reporting since last year.

The Chief Executive Officer, President and Chief Financial Officer of the Company are responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. They are also responsible for establishing adequate internal controls over financial reporting to provide sufficient knowledge to support the representations made in this MD&A and the Company's annual financial statements for the year ended December 31, 2021 (together the "Annual Filings"). The Chief Executive Officer and Chief Financial Officer of the Company have filed the Venture Issuer Basic Certificate with the Annual Filings on SEDAR at http://www.sedar.com .

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the venture issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

ADVISORY ON FORWARD-LOOKING INFORMATION

This Management's Discussion and Analysis contains certain forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company's actual results to differ materially from those contemplated by the forward looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company's required financial statements and filings.

Q4 2021 MD&A (expressed in CAD Dollars) - year ended December 31, 2021	www.greenbriarcapitalcorp.ca

 Forward-looking statements in this Management's Discussion and Analysis include references to:

- Management's Development Strategy including estimated timelines, marketing efforts and sales targets and timing.